Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2017		2016
Earnings:
Income (loss) from continuing operations before income taxes	$(88.6)		$(18.1)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	1.1		0.4
Fixed charges	70.2		28.5
Earnings (loss)	$(17.3)		$10.8
Fixed charges:
Interest expense, including debt discount amortization	$20.2		$23.3
Amortization/writeoff of debt issuance costs	46.6		1.4
Portion of rental expense representative of interest factor (assumed to be 33%)	3.4		3.8
Fixed charges	$70.2		$28.5
Ratio of earnings to fixed charges	—	(1)	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$87.5		$17.7
(1) Less than 1.0x